EXHIBIT 99.1
YEAR-END 2010 RESERVE REPORT
February 23, 2011
Mr. Don Hausen
Corporate Engineering Manager
Milagro Exploration, LLC
1301 McKinney St., Suite 500
Houston, Texas 77010
Re: Engineering Evaluation
Estimate of Reserves & Revenues
SEC Pricing Scenario
“As of” January 1, 2011
Dear Mr. Hausen:
     At your request, W.D. Von Gonten & Co. has estimated future reserves and projected net revenues attributable to certain oil and gas interests currently owned by Milagro Exploration, LLC (Milagro). W.D. Von Gonten & Co. has reviewed 100% of the Proven reserves associated with those interests. In all, the properties represented herein are located in Alabama, Louisiana, Mississippi, Texas and Offshore in the Gulf of Mexico. This report was prepared with constant prices and costs as per SEC guidelines. A summary of the discounted future net revenue attributable to Milagro’s Proven oil and gas reserves, “As of” January 1, 2011, is as follows:

	Proved Developed
Milagro Exploration, LLC				Proved	Total
SEC Pricing	Producing	Shut-In	Non Producing	Undeveloped	Proved
Net Oil, Mbbl	5,098.1	28.4	2,173.4	2,625.6	9,925.5
Net Gas, MMcf	53,233.9	2,686.9	34,479.9	44,321.0	134,721.7
NGL, Mbbl	1,740.2	62.0	254.9	2,247.9	4,305.0
Net Equiv., MMcfe	94,263.5	3,229.6	49,049.6	73,562.0	220,104.8
FNR Disc. @ 10%,	$264,888,438	9,017,539	107,126,406	111,896,922	492,929,375

Allocation % by Classification	53.7%	1.8%	21.7%	22.7%	100.0%

*	Due to computer rounding, numbers in the above table may not sum exactly.
Report Preparation
     Purpose of Report — The purpose of this report is to provide Milagro with an estimation of the future reserves and revenues attributable to certain Proven oil and gas interests presently owned.
     Reporting Requirements — Securities and Exchange Commission (SEC) Regulation S-K, Item 102 and Regulation S-X, Rule 4-10, and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs.
     The Society of Petroleum Engineers (SPE) requires Proven reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report. In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources. In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.
     The estimated Proven reserves herein have been prepared in conformance with all SEC, SPE and WPC definitions and requirements in the above referenced publications.
     Projections — The attached reserve and revenue projections are on a calendar year basis with the first time period being January 1 through December 31, 2011.

Property Discussion
     The properties reviewed for the purposes of this report are located in Alabama, Louisiana, Mississippi, Texas and Offshore in the Gulf of Mexico. Other than properties in the Chinquapin Landing, Kings Dome and Monson Fields, the majority of the interests, operations and properties represented herein were acquired from Petrohawk Energy Corporation in August 2007, Venoco, Inc. in mid 2010, or RAM Energy Resources, Inc. in the late 2010. Both the acquired Petrohawk assets and Venoco assets are primarily located along the Gulf Coast. The assets acquired from RAM are located in the Fort Worth basin, with properties in the Newark East and Boonesville fields.
Reserves Discussion
     Reserves estimates represented herein were generally determined through the implementation of various methods including but not limited to performance decline, volumetric calculation, material balance calculation/projection, type curve analysis, numerical simulation and analogy. Based on the amount of available data and/or the type of specific reservoir in question, one or more of the above methods was utilized as deemed appropriate by us.
     Specifically, reserves associated with the Producing category were primarily based on performance decline where applicable. For completions associated with newer wells with no established trend, or with cases that we felt performance was inappropriate, some combination of the methods mentioned above was utilized. Reserves estimates associated with the Proven Shut-In, Proven Behindpipe and Proven Undeveloped categories were primarily based on a combination of type curve analysis, volumetric analysis, material balance calculation, numerical simulation and analogy.
     Product sales data provided by Milagro was utilized to determine the proper levels of gas stream loss, also known as shrinkage, and yield of natural gas liquids, referred to as NGLs, on a well by well or field by field basis. While shrinkage of the gas stream is typically associated with processing the stream for NGLs, a few Milagro fields were projected to incur shrinkage related to the production of non-commercial gases such as Carbon Dioxide or Hydrogen Sulfide. In such cases, the percentage of wellhead production attributable to such gases was relatively minor. It should be noted that properties in the Behindpipe and Undeveloped categories that were not economic at the SEC pricing scenario were not utilized for the purposes of this report. The assumption is that Milagro would not drill and/or complete such properties given the effective pricing scenario.
     Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates.
Product Prices Discussion
     At the request of Milagro, all revenue estimates represented herein were based on SEC prices in effect on January 1, 2011. Specifically, prices of $79.43 per barrel of oil and $4.38 per MMBtu of natural gas were utilized.
     Pricing differentials were applied on an individual property basis to reflect the actual prices received at the wellhead. Differentials typically account for transportation costs, geographical differentials, marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead. The differentials utilized herein were determined from lease operating data provided by Milagro representing the time period of January through December 2010.
     Quality adjustments were also determined from data provided by Milagro for the purposes of this report. Such adjustments were applied on an individual well basis.
Operating Expenses and Capital Costs Discussion
     Projected monthly operating expenses associated with the properties represented herein were originally based on our review of lease operating data provided by Milagro for the time period of January through December 2010. Where applicable, gathering and transportation costs were modeled as variable costs while all other costs including most expensed workovers were modeled as direct costs.

     All capital costs associated with re-completions and/or drilling activities were provided by Milagro. W.D. Von Gonten & Co. only reviewed such estimates for reasonableness, making slight adjustments as supporting data qualified.
     All utilized operating expenses and capital costs were held constant throughout the life of the properties.
Other Considerations
     Abandonment Costs — Abandonment liabilities associated with certain properties were provided by Milagro and included in our estimates. At the further request of the company, the costs necessary for abandonment of certain other properties were assumed to equal the salvage value of the surface and subsurface equipment. While this assumption was widely used within the oil and gas industry in the past, recent policy shifts and regulatory rulings have increased levels of scrutiny of this assumption. Additional work by Milagro and/or an independent third party would need to be conducted in order to completely document all abandonment liabilities associated with the Milagro properties. In either scenario, all information was provided by Milagro. W.D. Von Gonten & Co. expresses no warranties regarding the accuracy or validity of either scenario utilized for the generation of this report.
     Data Sources — Monthly historical performance data was either provided by Milagro or extracted from IHS Energy and/or Drilling Info for all properties represented in this report. Milagro provided all other information including but not limited to daily production, ownership, drilling locations, capital cost estimates, drilling schedules, lease maps, geological interpretations, well logs and test information. While every attempt was made by W.D. Von Gonten & Co. to check such data for reasonableness, no warranties are expressed as to the accuracy or completeness of such data.
     We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses, and are not related to the reserve and revenue estimates produced in this report.
     Thank you for the opportunity to assist Milagro Exploration, LLC with this project.

(STAMP)	Respectfully submitted,
/s/ William D. Von Gonten
William D. Von Gonten, Jr. P.E.
TX# 73244

/s/ Phillip R. Hunter
Phillip R. Hunter, P.E.
TX# 96590

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